Subsidiaries of China Shenzhou Mining & Resources, Inc.

1.

American Federal Mining Group, Inc   (AFMG.)

2.

Wulatehouqi Qianzhen Ore Processing Co., Ltd （Qianzhen Mining）

3.

Inner Mongolia Xiangzhen Mining Group Co., Ltd  (Xiangzhen Ming)

4.

Xinjiang Wuqia Tianzhen Mining Co. Ltd  (Tianzhen Ming)

5.

Xinjiang Buerjin County Xingzhen Mining Co. Ltd  (Xingzhen Ming)

6.

Wulatehouqi Qingshan Nonferrous Metal Development Co. Ltd

(Qingshan Nonferrous Metal)